SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Hertz Global Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

42805T105
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2014
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42805T105	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,130,354 Shares (including options to purchase 11,378,815 Shares)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,130,354 Shares (including options to purchase 11,378,815 Shares)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 38,130,354 Shares (including options to purchase 11,378,815 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 42805T105	SCHEDULE 13D/A	Page 3 of 6 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 20, 2014 (the "Original Schedule 13D") as amended by Amendment No. 1 filed on November 6, 2014 ("Amendment No.1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $0.01 per share, of Hertz Global Holdings, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 2 amends Items 3, 4, 5(a), (b) and (c), 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The 38,130,354 Shares (including options to purchase 11,378,815 Shares) reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $712.2 million. Such Shares were acquired with investment funds in accounts managed by the Reporting Person and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by the Reporting Person in commingled margin accounts, which may extend margin credit to the Reporting Person from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Person has continued to have discussions with members of the Issuer’s board of directors regarding management succession and board composition. The Reporting Person believes that such issues are of heightened importance following the Issuer’s recent announcements regarding the restatement of financial results and operational issues including with fleet management and cost controls, all of which the Reporting Person believes indicate a lack of sufficient board oversight. The Reporting Person may therefore take steps to alter such board composition, subject to the outcome of the Issuer’s previously announced management succession search.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b), and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 457,810,116 Shares outstanding, which is equal to the sum of (i) the 447,693,207 Shares outstanding as of March 21, 2014, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed on April 11, 2014, plus (ii) the 10,116,909 Shares issued by the Issuer between May 16, 2014 and May 29, 2014 as reported in the Issuer's Current Report on Form 8-K filed on June 3, 2014.

At the close of business on November 19, 2014, the Reporting Person may be deemed to beneficially own 38,130,354 Shares (including options to purchase 11,378,815 Shares), constituting approximately 8.3% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive powers over 38,130,354 Shares (including options to purchase 11,378,815 Shares), which powers are exercised by the Principal.

CUSIP No. 42805T105	SCHEDULE 13D/A	Page 4 of 6 Pages

(c) Information concerning transactions in the Shares effected by the Reporting Person since the filing of Amendment No. 1 is set forth in Exhibit C hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:.

The Reporting Person intends to exercise the call options, that expire on November 21, 2014 for a total of 7,888,415 Shares on or before their expiration date.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit C	Transactions in the Shares since the Filing of Amendment No. 1.

CUSIP No. 42805T105	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2014

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

CUSIP No. 42805T105	SCHEDULE 13D/A	Page 6 of 6 Pages

EXHIBIT C

Transactions in the Issuer since the Filing of Amendment No. 1

The following table sets forth all transactions in the Shares effected since the filing of Amendment No. 1 by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
11/07/2014	500,000	21.79
11/07/2014	500,000	21.83
11/12/2014	1,000,000	22.18
11/13/2014	116,200	21.93
11/13/2014	250,000	21.97
11/13/2014	100,000	22.00
11/13/2014	250,000	22.07
11/13/2014	385,110	22.10
11/14/2014	500,000	20.38
11/14/2014	100,000	20.51
11/14/2014	500,000	20.91
11/17/2014	99,780	21.71
11/17/2014	50,000	21.80
11/17/2014	250,000	22.03
11/17/2014	100,000	22.23
11/18/2014	50,000	22.16
11/18/2014	430,341	22.51
11/18/2014	275,000	22.41
11/18/2014	587,659	22.50
11/18/2014	56,000	22.71